Exhibit 99.8

CONFIDENTIAL: This communications toolkit is not for distribution. It is intended to help guide your conversations with your team.

Sales Force Toolkit

Overview

Today’s announcement is the result of an intentional strategy to accelerate our business and benefit all stakeholders, including customers, partners, shareholders, and employees of Talend. Choosing to go private would give us far greater flexibility to focus on our strategic priorities and drive innovation. This is our opportunity to advance our vision as market disrupters and essential strategic solution providers to our customers and the broader data ecosystem. We are thrilled to be teaming with Thoma Bravo on this journey, a firm with an incredible 40-year successful track record of partnering with existing management teams and investing in product innovation and customer service, and driving long-term, sustainable growth.

Our intent is to immediately communicate with customers and partners the positive impact this transaction would have on their experience with Talend and get ahead of any uncertainty or doubt that may result in such change. We want to reinforce that they made the right choice in Talend and the opportunity this transaction presents for accelerated product innovation and improved customer lifecycle. We plan to proactively message and set the precedent that this transaction is an opportunity for Talend to enhance our position in the market, despite what the competition may assert. This toolkit will help you understand the opportunity and carry that message forward in your conversations with prospects, customers, and partners.

Your Role and Guidelines

As customer-facing members of Talend, you are critical to ensuring the delivery of proactive, time-sensitive messaging to our customers, partners, and prospects about the exciting future of Talend for their benefit. Our customers and prospects will have questions, and we want to ensure you are equipped to address them – particularly any potential concerns that might arise from this type of news. We have prepared the following support materials designed to facilitate your discussions, including:

•	A copy of the agreement press release that we issued today;

•	A copy of the letter we sent to Talend customers this morning;

•	Internal talking points and Q&As to help guide your conversations with customers; and

•	A PowerPoint presentation for visual support of key messages that you can leverage in Zoom meetings with customers and prospects.

CONFIDENTIAL: This communications toolkit is not for distribution. It is intended to help guide your conversations with your team.

As you familiarize yourself with these communications materials, please keep in mind:

•	The talking points and Q&A are for your use only; they are not for distribution. Under SEC guidelines, we cannot externally distribute content regarding the transaction unless it has been filed, i.e., the press release. We will clearly mark content to assist you.

•	These materials have been reviewed and approved by legal counsel. Given this is sensitive and material information, it is critically important that you do not add to or change these materials, and that you do not create any additional materials.

•	We are operating “business as usual”; our customers and business partners should not expect any changes to the way we work with them. We will continue providing the solutions and service our customers need to harness the power of their data as a strategic asset.

Partner Activities:

Key partners have been identified by our Business Development (BD) organization. They will have individual conversations with our Strategic ISVs, GSIs, as well as all of Talend’s Premier partners. Additionally, a letter has been sent to all partners. A copy of that letter will be available on share point. A link will follow shortly.

BD team members will be calling key partners to ensure our message is communicated. If a partner reaches out to you, please leverage the speaking points provided and, where appropriate, the Customer and Partner presentation material. Please notify your internal BD partner of the conversation so we can track it.

Answering Questions

You may receive questions for which you do not have an answer. If this happens, please do not speculate or offer your opinion. It’s always okay to tell a customer that you will look into something and get back to them:

“That’s a great question. It’s early in the process, and we don’t yet have all the answers. Let me look into it and get back to you. Importantly, we remain committed to providing the solutions and service you need to harness the power of your data as a strategic asset.”

If you do receive questions that you are unable to field, please reach out to your manager and they will ensure they are addressed.

CONFIDENTIAL: This communications toolkit is not for distribution. It is intended to help guide your conversations with your team.

Talking Points for Use with Talend Customers

For Internal Use ONLY – Not for Distribution

Note: These talking points are intended to help guide your conversations with customers of Talend. Please refer to the appropriate section of talking points in discussions with customers.

What We Announced

•	Thank you for reaching out / taking the time to speak with me.

•	We’re excited to announce a proposed acquisition by Thoma Bravo, one of the world’s leading private equity firms focused on growing software and technology companies.

•	We view this as very positive news that will help greatly fuel our growth and ability to serve you, our valued customers.

•	This announcement is the result of an intentional strategy to accelerate our business for the benefit our customers. In teaming with Thoma Bravo, we would become a privately-held company, which would give us far greater flexibility to focus on our strategic priorities and drive innovation.

•	This is our opportunity to advance our position in the market and remain essential strategic solution providers to our customers and the broader data ecosystem.

What This Means for Customers

•	First, I want to emphasize that this transaction is about a change of ownership, not a change in strategy. We will continue to operate much as we do today and continue to invest in our transition to the cloud, customer-first approach, and our intelligent Data Fabric platform.

•	Thoma Bravo is committed to investing in our strategy. The firm has a clear and successful track record of partnering with management teams and investing in product innovation and customer service.

•	Importantly, Thoma Bravo works collaboratively with its portfolio companies, providing for investment in order to create sustainable long-term growth.

•	This means we will have greater resources to continue investing in expanding our capabilities in the cloud, delivering new innovations to drive intelligent data management, ensuring corporate data health, and continuing to help you deliver clean, complete, and uncompromised data across your organization.

CONFIDENTIAL: This communications toolkit is not for distribution. It is intended to help guide your conversations with your team.

•	We are excited about potentially collaborating with them to take Talend to the next level as a high-growth, high functioning SaaS business and we are confident that a partnership with Thoma Bravo would further fuel our ability to create strategic value for you.

Next Steps

•	As excited as we are about this project, this announcement is just the first step.

•	There are still a number of conditions that must be satisfied before the transaction is complete, which we hope will occur in the second half of 2021, including the completion of appropriate works council consultations and receipt of certain regulatory approvals.

•	Until then, we remain an independent, publicly traded company.

•	Throughout this process, our customers remain our top priority and we are committed to keeping you informed.

•	Importantly, there will be no interruptions to the level of service we provide you today.

•	We will continue to focus on building our relationship and providing you with the solutions and services you need to harness the power of your data as a strategic asset.

•	Your opinion matters to us. If you have any questions, please do not hesitate to reach out to me or your regular Talend representative.

•	We look forward to continuing to help you deliver trusted data and meaningful business outcomes for years to come.

•	Thank you for your continued business and support.

CONFIDENTIAL: This communications toolkit is not for distribution. It is intended to help guide your conversations with your team.

Q&As for Use with Talend Customers, Prospects or Partners

For Internal Use ONLY – Not for Distribution

1.	Why did you choose to partner with Thoma Bravo?

•	The Talend Board and management team conducted a targeted process with potential financial and strategic parties and determined that this transaction with Thoma Bravo was the best path forward for the Company.

•	Thoma Bravo recognizes Talend’s success and the large and growing integration market opportunity.

•	Thoma Bravo is committed to investing in our strategy. The firm has a clear and successful track record of partnering with management teams and investing in product innovation and customer service.

•	Importantly, Thoma Bravo works collaboratively with its portfolio companies, providing for investment in order to create sustainable long-term growth.

•	As a privately-held company, we would have greater flexibility to focus on our strategic priorities and drive innovation.

•	Assuming the acquisition is successfully completed, we would draw upon the best of Thoma Bravo for added expertise and resources to expand our capabilities in the cloud and deliver new innovations to drive intelligent data management and ensure corporate data health.

•	We are excited about collaborating with them to take Talend to the next level as a high-growth, high functioning SaaS business and we are confident that a partnership with Thoma Bravo would further fuel our ability to create strategic value for you.

2.	How will Thoma Bravo work with Talend going forward? Will Talend’s strategic direction change?

•	This transaction is about a change of ownership, not a change in strategy.

•	It would not change the customer-first culture that drives us every day, and we intend to continue operating much as we do today.

•	Thoma Bravo has a clear and successful track record of partnering with existing management teams and investing in product innovation and customer service, and driving long-term, sustainable growth.

•	We are excited about potentially collaborating with them to take Talend to the next level as a high-growth, high functioning SaaS business and we are confident that a partnership with Thoma Bravo would further fuel our ability to create strategic value for you.

CONFIDENTIAL: This communications toolkit is not for distribution. It is intended to help guide your conversations with your team.

3.	Private equity firms have been known to implement big changes – change management teams and strategic direction; reduce headcount, cut costs, etc. How can you be sure Thoma Bravo will not do the same?

•	Fortunately for Talend and our stakeholders, Thoma Bravo is committed to investing in our strategy and team.

•	The firm has a clear and successful track record of partnering with management teams and investing in product innovation and customer service.

•	Importantly, Thoma Bravo works collaboratively with its portfolio companies, providing for investment in order to create sustainable long-term growth.

•	As a privately-held company, we would have greater flexibility to focus on our strategic priorities and drive innovation.

•	Assuming the acquisition is successfully completed, we would draw upon the best of Thoma Bravo for added expertise and resources to expand our capabilities in the cloud and deliver new innovations to drive intelligent data management and ensure corporate data health.

•	We are excited about collaborating with them to take Talend to the next level as a high-growth, high functioning SaaS business and we are confident that a partnership with Thoma Bravo would further fuel our ability to create strategic value for you.

4.	What will happen to management? Corporate headquarters? Name and brand?

•	Fortunately for Talend and our stakeholders, Thoma Bravo is committed to investing in our strategy and team.
•	It’s not something that’s been discussed, but we note that Thoma Bravo believes in the broader Talend team, our market opportunity, and our vision, and we believe that with their support, we can become a highly successful market leader and industry disrupter.

•	We anticipate having a continued presence in the markets we serve today, such as the U.S. and France.

•	We also expect to keep the Talend name and brand.

•	In short, we intend to continue operating much as we do today.

5.	Does my contract remain in place? Should I expect any changes to terms, pricing, produces, services, etc.?

•	You are our top priority, and there are no changes to how we work with you.

•	We remain focused on providing you with the solutions and services you need to harness the power of your data as a strategic asset.

•	We look forward to helping you deliver clean, complete, and uncompromised data across your organization and drive meaningful business outcomes for years to come.

CONFIDENTIAL: This communications toolkit is not for distribution. It is intended to help guide your conversations with your team.

6.	Do my contacts remain the same?

•	Yes. There are no changes to how we work with you and your contacts remain the same.

•	As always, we will communicate promptly with you should anything change.

•	Rest assured, this transaction will not change the customer-first culture that drives us every day, and we intend to continue operating much as we do today.

•	We look forward to helping you deliver clean, complete, and uncompromised data across your organization and drive meaningful business outcomes for years to come.

7.	Is this transaction the result of poor performance / results or financial instability?

•	Quite the opposite: it is a reflection of Thoma Bravo’s enthusiasm of our results and future prospects.

•	This transaction is about endeavoring to solidify Talend’s position as a data market leader, driving long-term, sustainable growth and fueling our ability to serve customers, advance our product innovation, expand our capabilities in the cloud, and redefine our industry.

•	As reported in our fourth quarter and 2020 financial results, we are firing on all cylinders – we generated record quarterly revenue of $78.9 million and record Cloud Annual Recurring Revenue (ARR) of $108.5, exciding analysts’ expectations and our own target of $100 million.

•	Importantly, Cloud ARR grew 101% year-over-year and 95% on a constant currency basis, driven largely by landing new cloud customers and expanding cloud into the installed base.

•	We added more than 2,000 new cloud customers during 2020, ending the year with over 4,250 cloud customers – more than double vs. where we were at the end of 2019.

•	We are excited about this next chapter and confident that the transaction with Thoma Bravo would deliver compelling and certain cash value to Talend shareholders, and significant strategic, long-term benefits for our customers, partners, employees and other stakeholders.

8.	What can you share about anticipated investments and timing as a result of this transaction?

•	It’s still early in the process, but we anticipate increasing our efforts around some of the key initiatives we are focused on today.

•	This would include expanding our capabilities in the cloud, delivering new innovations to drive intelligent data management, ensuring corporate data health, and continuing to help you deliver clean, complete, and uncompromised data across your organization.

CONFIDENTIAL: This communications toolkit is not for distribution. It is intended to help guide your conversations with your team.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Talend S.A. (“Talend”) by Tahoe Bidco (Cayman), LLC, an exempted company incorporated under the laws of the Cayman Islands (“Parent”), Parent will commence, or will cause to be filed, a tender offer for all of the outstanding shares, American Depositary Shares, and other outstanding equity interests of Talend. The tender offer has not commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Talend. It is also not a substitute for the tender offer materials that Parent will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Parent will file tender offer materials on Schedule TO with the SEC, and Talend will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY TALEND’S SECURITY HOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Talend’s investors and security holders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Talend’s investors and security holders by contacting Talend at ir@talend.com, or by visiting Talend’s website (www.talend.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Talend with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. TALEND’S investors and security holders ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY PARENT OR TALEND WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, PARENT AND TALEND.

Forward-Looking Statements

This document contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Talend’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer; the failure to obtain necessary regulatory or other approvals; the outcome of legal proceedings that may be instituted against Talend and/or others relating to the transaction; the possibility that competing offers will be made, risks associated with acquisitions, such as the risk that transaction may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; as well as those described in cautionary statements contained elsewhere herein and in Talend’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in Talend’s most recent annual report on Form 10-K, and any subsequent reports on Form 10-Q or form 8-K filed with the SEC, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) to be filed by Parent, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Talend. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect Talend’s expectations as of the date of this report. The forward-looking statements included in this communication are made only as of the date hereof. Talend assumes no obligation and does not intend to update these forward-looking statements, except as required by law.